Filed by Ocular Sciences, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ocular Sciences, Inc.

Commission File No.: 000-22623

On October 22, 2004, Greg Zimmerman, Vice President, Human Resources, of Ocular Sciences, Inc. (“Ocular Sciences”), sent the following email to employees of Ocular Sciences regarding the proposed acquisition of Ocular Sciences by The Cooper Companies, Inc.:

OSI Colleagues…..

Here is an announcement outlining the current status of the integration planning. Remember to check the website.

Employee Announcement Re: Integration Planning between CooperVision and Ocular Sciences, Inc.

The following information is an update regarding the current status of the integration efforts.

As indicated in earlier announcements there are integration teams composed of employees from CVI and OSI in place that are planning the required steps to successfully integrate all of the various functions and regions into CVI.

These teams are currently focusing on the budgets, organization structures and personnel requirements for the new organization going forward. Preliminary reviews of these recommendations are being conducted throughout CVI. The U.S., Canadian and European interim reviews were completed last week Final European reviews will be held in Europe the week of October 25th.

Reviews of the U.S. sales and marketing organizations along with the functional areas in all regions including I/T, Finance, RAQA, Manufacturing, Distribution and HR will be conducted the week of November 8, 2004.

Once the budgets, organizational structure and personnel requirements are approved and the merger is consummated, personnel decisions can be finalized and communication to both organizations can begin.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This email contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of integration plans of the combined company are forward-looking statements. Risks, uncertainties and assumptions include the risk that the proposed merger does not close; the possibility that the companies will be unable to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the businesses of the two companies will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others; and other risks that are described from time to time in Ocular Sciences, Inc.’ Securities and Exchange Commission reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Ocular Sciences, Inc.’ results could differ materially from its expectations in these statements. Ocular Sciences, Inc. assumes no obligation and does not intend to update these forward-looking or other statements in this email. These filings may be obtained free of charge at the SEC’s web site at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Cooper Companies, Inc. (“Cooper”) has filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other materials relating to the proposed merger involving Cooper and Ocular Sciences, Inc. (“Ocular Sciences”). The definitive joint proxy statement/prospectus has been mailed to the stockholders of Cooper and Ocular Sciences. Investors and security holders of Cooper and Ocular Sciences are urged to read the joint proxy statement/prospectus because it contains important information about Cooper, Ocular Sciences and the proposed merger. The joint proxy statement/prospectus, and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper and Ocular Sciences in the proposed merger is included in the joint proxy statement/prospectus described above. Addition information regarding the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. Addition information regarding the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004.